UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK
- -------------------------------------x
In re                                :  Chapter 11
                                     :
                                     :  Case No. 91-B-15635 (BRL)
ORION PICTURES CORPORATION,          :  (Jointly Administered)
et al.,                              :
                                     :
                         Debtors.    :
                                     :
- -------------------------------------x


STIPULATION AND ORDER SETTLING LITIGATIONS
AND DISPUTES BETWEEN REORGANIZED DEBTORS
AND SHOWTIME NETWORKS INC.
__________________________________________


          This Stipulation and Order Settling Litigations and Disputes Between Reorganized Debtors and Showtime Networks Inc. (the "Stipulation and Order") is dated and entered into as of the 10th day of March, 1994 between and among Orion Pictures Corporation ("Orion"), American International Pictures, Inc. (DE), Mintaka Films B.V. (Netherlands), Musicway, Inc. (CA), Orion Home Entertainment Corporation (DE), Orion Music Publishing, Inc. (CA), Orion Pictures Company Limited (England), Orion Pictures Company (Japan) Ltd., Orion Pictures Corporation (England) Ltd., Orion Pictures Corporation (H.K.) Ltd. (Hong Kong), Orion Pictures Distribution Corporation (DE), Orion Productions, Inc. (DE), and Orion TV Productions Inc. (NY) (collectively, the "Reorganized Debtors"), and Showtime Networks Inc. ("Showtime," and collectively with the Reorganized Debtors, the "Parties") with respect to the following:

                     W I T N E S S E T H

     A. WHEREAS, Orion and Showtime entered into an "Exclusive Output Agreement" dated as of August 1, 1986 (as amended from time to time thereafter, the "Agreement") requiring Showtime, inter alia, to license from Orion, for agreed-upon fees, certain films that commenced principal photography during the five-year period from August 1, 1986 to July 31, 1991 (the "Term");

     B. WHEREAS, during 1991, Showtime apprised Orion of Showtime's belief that as a result of, inter alia, certain management changes announced by Orion on April 2, 1991, Orion had failed to comply with a "Key Man" clause contained in the Agreement and, therefore, that Showtime was no longer obligated to license for exhibition the sixteen remaining pictures which Orion sought to qualify for licensing under the Agreement;

     C. WHEREAS, on December 11, 1991, each of the Reorganized Debtors filed a voluntary petition for reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") with the United States Bankruptcy Court for the Southern District of New York (Hon. Burton R. Lifland, presiding) (the "Bankruptcy Court");

     D. WHEREAS, on March 20, 1992, Orion filed a motion to assume the Agreement (the "Motion to Assume") with the Bankruptcy Court in which Orion asserted, inter alia, that it had complied with the Agreement and its "Key Man" provision;

     E. WHEREAS, on the same date Orion also commenced a related adversary proceeding (No. 92-8737A) against Showtime in the Bankruptcy Court (the "Adversary Proceeding"), seeking inter alia, money damages and a declaratory judgment that Orion had complied with the Agreement and its "Key Man" provision and that Orion could assume the Agreement;

     F. WHEREAS, on March 31, 1992, Showtime filed a motion with the United Stated District Court for the Southern District of New York (the "District Court") seeking withdrawal of the reference of the Adversary Proceeding (the "Motion to Withdraw"), alleging, inter alia, that the proceeding was a non-core proceeding as to which Showtime was entitled to a jury trial;

     G.   WHEREAS, on April 13, 1992, the District Court
(Keenan, J.) denied Showtime's Motion to Withdraw the reference of the Adversary Proceeding and removed the Adversary Proceeding from its active docket;

     H. WHEREAS, the Bankruptcy Court conducted a hearing on Orion's Motion to Assume and the Adversary Proceeding on May 14 and 15, 1992;

     I. WHEREAS, on June 3, 1992, the Bankruptcy Court entered orders which, inter alia, granted Orion's Motion to Assume and dismissed the Adversary Proceeding "as moot";

     J. WHEREAS, Showtime subsequently appealed the order denying Showtime's Motion to Withdraw and the Bankruptcy
Court's June 3, 1992 orders granting Orion's Motion to
Assume and dismissing the Adversary Proceeding "as moot" to the District Court (Martin, J.);

     K. WHEREAS, on October 20, 1992, the Bankruptcy Court entered an order (the "Confirmation Order") confirming Debtors' Modified Third Amended Joint Consolidated Plan of Reorganization (the "Plan"), which Plan became effective on November 5, 1992;

     L. WHEREAS, on December 17, 1992, the District Court entered judgment affirming the order denying Showtime's
Motion to Withdraw and the Bankruptcy Court's orders granting the Motion to Assume and dismissing the Adversary
Proceeding "as moot";

     M.   WHEREAS, Showtime appealed the District Court's
December 17, 1992 judgment to the United States Court of
Appeals for the Second Circuit (the "Second Circuit");

     N. WHEREAS, on April 30, 1993, Showtime commenced an action (the "California Action") against Orion and "Does 1 through 10, inclusive" in the Superior Court of the State of California for the County of Los Angeles (No. BC080150) seeking a declaratory judgment that, inter alia, Showtime had the right to offset up to $29,350,893 against any future payments to Orion on the ground that Orion had certified that certain films "qualified" as "Exclusive Pay Pictures"

(within the meaning of the Agreement) when the films did not, according to Showtime, so qualify;

     O. WHEREAS, Orion removed the California Action to the United States Bankruptcy Court for the Central District of California (the "California Bankruptcy Court") (Docket No. on Removal, No. AD 93-02679GM) and has moved to transfer the venue of the California Action to the Bankruptcy Court in New York, and Showtime has moved for remand of the California Action to the Superior Court of the State of California for the County of Los Angeles;

     P. WHEREAS, on July 29, 1993, Orion commenced an adversary proceeding against Showtime (No. 93-9167A) in the Bankruptcy Court in New York (the "Injunction Action") seeking, inter alia, a permanent injunction enjoining Showtime from prosecuting the claim asserted in the California Action on the grounds that the claim is barred by the discharge, release and injunction provisions of the Plan and the Bankruptcy Court's Confirmation Order, as well as principles of waiver, estoppel, laches and res judicata;

     Q.   WHEREAS, on September 8, 1993, the United States
Bankruptcy Court for the Southern District of New York entered an order in the Injunction Action providing that, inter alia, pending issuance of a Final Order resolving the claims Orion asserts in the Injunction Action, Showtime and its representatives, agents, employees and attorneys are preliminarily enjoined and restrained from prosecuting or continuing to prosecute the claims, causes of action or requests for relief asserted in the California Action in that action or in any other action, proceeding or forum;

     R.   WHEREAS, on September 17, 1993, the Second Circuit
(i) vacated the Bankruptcy Court's orders that had granted Orion's Motion to Assume and that had dismissed the Adversary Proceeding" as moot," (ii) vacated the order that had denied Showtime's Motion to Withdraw, (iii) remanded the Motion to Assume to the Bankruptcy Court for further proceedings, and (iv) remanded the Adversary Proceeding and the Motion to Withdraw to the District Court for further proceedings;

     S.   WHEREAS, on January 31, 1994, Orion filed a
Petition for Writ of Certiorari with the Supreme Court of the United States seeking review of the September 17, 1993 decision of the Second Circuit, and, on February 16, 1994, Showtime's time to file its opposition to Orion's Petition for Writ of Certiorari was extended up to and including
March 30, 1994;

     T. WHEREAS, the Reorganized Debtors and Showtime wish to avoid the expense, inconvenience and diversion of resources attendant to the continued prosecution and defense of the litigations described above;

     U. WHEREAS, the Reorganized Debtors and Showtime believe it to be in their respective best interests to settle litigations and disputes between them arising under the Agreement, as provided herein, including but not limited to the California Action, the Injunction Action, the Motion to Assume, the Adversary Proceeding, the Motion to Withdraw, and any appeals or proceedings relating thereto as set forth more fully below;

          NOW THEREFORE, in consideration of the mutual promises contained herein, and other good and valuable consideration, receipt of which is hereby acknowledged, the Parties hereby stipulate and agree subject to the approval of the Bankruptcy Court (which the Parties will use their best efforts to obtain), as follows:

          1. As used herein, the phrase "Effective Date" shall mean the business day next following the date on which this Stipulation and Order shall become final and not subject to appeal or further review.

          2.   Upon the occurrence of the Effective Date:

               (A)  Orion and Showtime forthwith shall
dismiss the California Action with prejudice by filing a Stipulation of Dismissal in the form annexed hereto as Exhibit A, and each party to said action shall bear its own costs, disbursements and attorneys' fees;

               (B)  Orion and Showtime forthwith shall
dismiss the Adversary Proceeding with prejudice by filing a Stipulation of Dismissal in the form annexed hereto as Exhibit B, and each party to said action shall bear its own costs, disbursements and attorneys' fees;

               (C)  Orion and Showtime forthwith shall
dismiss with prejudice Orion's Petition for a Writ of Certiorari before the Supreme Court of the United States, by filing a Stipulation of Dismissal in the form annexed hereto as Exhibit C, and each party to said action shall bear its own costs, disbursements and attorneys' fees; and

               (D)  Orion and Showtime forthwith shall
dismiss the Injunction Action with prejudice by filing a Stipulation of Dismissal in the form annexed hereto as Exhibit D, and each party to said action shall bear its own costs, disbursements and attorneys' fees.

          3. Upon the occurrence of the Effective Date, the following agreements (collectively, the "Related Agreements"), each made as of March 10, 1994 and heretofore executed by Orion and/or the Reorganized Debtors and/or Showtime, shall become effective: (i) the Amendment Agreement, amending the Agreement (annexed hereto as Exhibit
E), (ii) the Exclusive Output Agreement (annexed hereto as Exhibit F), and (iii) the Parties' Releases (annexed hereto as Exhibit G).

          4.   The Bankruptcy Court, by approving this
Stipulation and Order, hereby finds and orders that this Stipulation and Order, and the agreements and undertakings set forth herein, and the Amendment Agreement, the Exclusive Output Agreement and the Parties' Releases, constitute a reasonable and proper settlement of the disputes among the

Parties and the litigations described herein, and, consistent with the standards governing approval of compromises as set forth in Fed. R. Bankr. P. 9019(a), as applied in cases such as Anaconda-Ericsson Inc. v. Hessen
(In re Teltronics Services, Inc.), 762 F.2d 185, 189 (2d
Cir. 1985) and Cosoff v. Rodman (In re W.T. Grant Co.), 699
F.2d 599, 608 (2d Cir. 1983), the Parties agree, and the
Bankruptcy Court by approving this Stipulation and Order, hereby finds and orders, that the matters set forth herein are fair and equitable, are in the best interests of the estates and exceed "the lowest point in the range of reasonableness." Id.

          5.   The Bankruptcy Court, by approving this
Stipulation and Order, hereby finds and orders that, based on the agreement of the Parties, as regards the Agreement, as amended by the Amendment Agreement, all requirements for assumption under the Plan, the Confirmation Order and the Bankruptcy Code, including Section 365, have been satisfied and the Agreement, as amended by the Amendment Agreement, shall be deemed assumed within the meaning of the Bankruptcy Code, the Plan and the Confirmation Order.

          6.   The Bankruptcy Court shall retain
jurisdiction to enforce, modify or amend this Stipulation and Order and to hear all disputes between the Parties solely with respect to this Stipulation and Order solely for so long as Orion's bankruptcy cases remain open, provided, however, that nothing herein shall be deemed to confer upon the Bankruptcy Court jurisdiction to address disputes with respect to the Related Agreements or to affect adversely whatever jurisdiction the Bankruptcy Court may have, if any, to address disputes with respect to the Related Agreements.

          7. No waiver of this Stipulation and Order or of any promises, obligations or conditions herein shall be valid unless in writing, signed by the party against whom said waiver is to be enforced and any party hereto that would be adversely affected by said waiver. Each of the respective Reorganized Debtors represents and warrants that John Hester is an officer of said Reorganized Debtor and, as such, is the duly authorized representative with full and complete power and authority to sign and thereby enter into the Release executed on behalf of the Reorganized Debtors.

          8. Each of the Parties represents that it enters into this Stipulation and Order voluntarily and without coercion or duress, that it has been fully advised and represented by counsel in connection with this matter, and that it has full and complete power, authority and authorization to execute and effect this Stipulation and Order, to take or cause to be taken all acts contemplated hereunder and to bind such party and, as provided herein, its parents, subsidiaries, affiliates, predecessors, successors and assigns, to the terms hereof.

          9. Neither the execution of this Stipulation and Order nor anything contained herein shall be construed as or deemed an admission of wrongdoing or liability by any of the Reorganized Debtors to Showtime or by Showtime to any of the Reorganized Debtors.

          10.  Based upon:  (i) the Bankruptcy Court's
familiarity with the facts underlying this matter; (ii) the hearing on the Motion to Assume and the Adversary Proceeding; (iii) the hearing conducted in the Injunction Action on Orion's motion for a preliminary injunction;
(iv) other related matters and disputes with which the Bankruptcy Court is familiar; and (v) the order to show cause and motion seeking this Court's approval of this Stipulation and Order and proof of service on interested parties on March 11, 1994 as required by this Court's order to show cause dated March 11, 1994, the Bankruptcy Court, by approving this Stipulation and Order, finds that due and sufficient notice of this Stipulation and Order has been given.

          11. This Stipulation and Order and the Related Agreements are subject to: (i) approval by the Bankruptcy Court; and (ii) the occurrence of the Effective Date on or before March 28, 1994. In the event this Stipulation and Order is not approved by the Bankruptcy Court or the Effective Date does not occur on or before March 28, 1994, the Stipulation and Order and the Related Agreements each shall be deemed null and void, of no force and effect, of no probative value and the Parties represent, warrant and covenant that neither the Stipulation and Order nor the Related Agreements will be used or referred to for any purpose whatsoever.

          12. Neither the Reorganized Debtors nor Showtime shall disclose to any third party (other than their respective employees, directors, and officers, in their capacity as such, on a need-to-know basis), any information with respect to the terms and provisions of this Stipulation and Order or the Releases or financial terms and provisions of the other Related Agreements except: (i) to the extent necessary to obtain Bankruptcy Court approval of this Stipulation and Order; (ii) to the extent necessary to comply with the valid order of a court of competent jurisdiction, in which event(s) the party making such disclosure shall so notify the other as promptly as practicable (if possible, prior to making such disclosure) and shall seek confidential treatment of such information;
(iii) to the extent a party, in good faith, deems it necessary, at any time on or after the date hereof, to disclose such information to comply with S.E.C. or similar disclosure requirements, or otherwise pursuant to applicable law, in which event the disclosing party shall seek confidential treatment of such information, if available;
(iv) to its parent and affiliated companies, their banks

(and their respective advisors and attorneys), prospective financiers and investors (and such persons' investment bankers, attorneys, accountants and necessary experts), auditors, investment bankers, attorneys and similar professionals, provided that such companies, banks, advisors, financiers, investors, investment bankers, experts, accountants, auditors, attorneys and similar professionals agree to be bound by the provisions of this paragraph 12; and (v) in order to enforce its rights pursuant to this Stipulation and Order. The Parties will issue a joint press release or other similar statement (the form, content and timing of which shall be mutually satisfactory to the Parties) announcing the settlement of their disputes and litigations and the entering into of the Related Agreements, and all subsequent press releases or other similar statements relating to any of the foregoing shall be consistent with such initial joint press release in all respects (such as tone, characterization, etc.), unless otherwise mutually agreed to by the Reorganized Debtors and Showtime. In the event that an account of this Stipulation and Order or any of the Related Agreements appears, or a party receives notice that an account will appear, in the media and that account does misstate, or is expected to misstate, any term of this Stipulation and Order or any of the Related Agreements, the Parties may, jointly or separately, issue a denial as to the misstatement and/or affirmatively correct such misstatement. Except as specifically provided in this paragraph, in response to inquiries from any person not a party to this Stipulation and Order concerning this Stipulation and Order or concerning the settlement of the litigations, Showtime and the Reorganized Debtors agree to respond that "the matter has been resolved to the mutual satisfaction of all concerned," without elaboration. Nothing in this paragraph 12 is intended to restrict the Parties' promotional, advertising and publicity rights under the Related Agreements.

          13. Reorganized Debtors agree to use as Orion's initial filing with the SEC the draft of the Form 8-K (the "Form 8-K") circulated to Showtime on March 11, 1994; provided, however, that Reorganized Debtors reserve the rights: (i) to prepare and disclose the information to complete the portion of the Form 8-K that appears in brackets; (ii) to make non-substantive (e.g. grammatical) changes to the Form 8-K; and (iii) to make changes necessary to comply with S.E.C. disclosure obligations, although in such an event, Reorganized Debtors agree to advise Showtime of the proposed changes in advance and to consider in good faith any comments that Showtime may have regarding the proposed changes.

Dated:  New York, New York
        March 11, 1994

                              WILLKIE FARR & GALLAGHER
                              Attorneys for
                              Orion Pictures Corporation, et al.,
                              Reorganized Debtors


                              By: /s/   Francis J. Menton, Jr.
                                   Francis J. Menton, Jr. (FM-3499)

                              One Citicorp Center
                              153 East 53rd Street
                              New York, New York  10022
                              (212) 821-8000


                              SHEARMAN & STERLING
                              Attorneys for
                              Showtime Networks Inc.


                              By:  /s/ R. Paul Wickes
                                   R. Paul Wickes (RW-2550)

                              One Citicorp Center
                              153 East 53rd Street
                              New York, New York  10022
                              (212) 848-4000



SO ORDERED THIS 17th DAY OF MARCH, 1994:


   /s/  Hon. Burton R. Lifland
_________________________________________

Chief United States Bankruptcy Judge